OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

02 DEC 11 AM 9:14

ИК 05/10213
от 28.11.2002 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

02069065

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,

Valery A. Oif
Vice President

1/13

Exhibit 1:	Publication in the FSC Bulletin Supplement ("Vestnik") № 79, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 October, 2002
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 79, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 October, 2002
Exhibit 3:	Publication in the FSC Bulletin Supplement ("Vestnik") № 83, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 October, 2002
Exhibit 4:	Publication in the FSC Bulletin Supplement ("Vestnik") № 86, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 08 November, 2002
Exhibit 5:	Publication in the FSC Bulletin Supplement ("Vestnik") № 86, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 08 November, 2002
Exhibit 6:	Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 11 October, 2002
Exhibit 7:	Official press-release on the fact that Sibneft Closes Oversubscribed Long-Term Loan Facility, dated 14 October, 2002
Exhibit 8:	Official press-release on the fact of Joint Statement by Sibneft and Tyumen Oil Company, dated 15 October, 2002
Exhibit 9:	Official press-release on the fact that Sibneft to Release 2002 First-Half Results on October 30, 2002, dated 25 October, 2002
Exhibit 10:	Official press-release on the fact that Sibneft Appoints New Head of International Media Relations, dated 25 October, 2002
Exhibit 11:	Official press-release on the fact that Sibneft Reports First-Half 2002 Financial Results, dated 30 October, 2002

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 79, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 October, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **10.10.2002**
Code: **1500146A10102002**

At OJSC "Sibneft" Board meeting held on 08 October, 2002 in regards of the second issue of agenda "On Holding an Extraordinary General Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the extraordinary general shareholders' meeting as 08 October, 2002, as of 19:00 hours.

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 79, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 16 October, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **10.10.2002**
Code: **1300146A10102002**

At OJSC "Sibneft" Board meeting held on 08 October, 2002 the following resolves were made on the issues of agenda:

"2.1. To hold an extraordinary general shareholders' meeting on 22 November, 2002 in the form of an absentee voting with the following agenda:

1. To reorganize OJSC Sibneft in the form of accession of LLC Antarex to the Company
2. To approve the Agreement on Accession and the Transfer Certificate

2.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrar OJSC "Registrator R. O. S. T." acting as a calculating commission of 22 November, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.
Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.

2.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting as of 08 October, 2002 at 19:00 hours.

2.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:

- annual reports and balance sheets of JSC Sibneft and LLC Antarex as for the last reporting date and for the last 3 financial years;
- a conclusion of an independent valuator;
- the Agreement on LLC Antarex Accession and the Transfer Certificate;
- issues of agenda information.

9 members of the Board of Directors took part in the Meeting. Decisions on the second questions of agenda was made unanimously.

Vice President E.Y.Poltorak

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 83, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 30 October, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **21.10.2002**
Code: **1300146A21102002**

At OJSC "Sibneft" Board meeting held on 18 October, 2002 the following resolves were made on the issues of agenda:

On the first question: "To approve the market value for buy-back shares of JSC Sibneft."
It was resolved:
To determine the market value of shares which one to be purchased by the Company from shareholders, who voted against reorganization of JSC Sibneft in the form of accession of LLC Antarex or who didn't take part in the voting, subject to the Conclusion of independent valuer ZAO "International center of valuation" # 47/06/02-PA dated 07.10.2002 in the amount of 52 rubles 26 kopecks per one ordinary share.

On the second question: "On the Agreement on Accession of LLC Antarex to JSC Sibneft and transfer certificate to this Agreement"
It was resolved:
To approve the main terms of the Agreement on Accession of LLC Antarex to JSC Sibneft and to recommend to approve this agreement and transfer certificate by the general shareholders meeting of JSC Sibneft.

On the third question: "On the acquisition of the shares of JSC Sibneft"
It was resolved:
3.1. To acquire ordinary shares of JSC Sibneft in the number of 2 000 (two thousand) at the price of 55 rubles 92 kopecks.
3.2. To approve the text of the offer on acquisition of shares and to send it to the shareholders by registered mail till 22 November, 2002

On the forth question: "On approving the text of the notice of the Shareholders meeting and of the form and text of the bulletins for voting at the extraordinary general shareholders meeting"
It was resolved:
4.1. To approve the text of the notice of the extraordinary general shareholders meeting of JSC Sibneft.
4.2. To approve the form and text of the bulletins for voting at the extraordinary general shareholders meeting of JSC Sibneft
4.3. To charge the registrar to send notice of the Extraordinary Shareholders meeting and bulletins for voting on the questions of agenda to shareholders by registered mail till 22 November 2002 and to publish the announcement of the shareholders meeting in "Rossiyskaya gazeta" till mentioned date.

7 members of the Board of Directors from 9 took part in the Meeting. Decisions on all questions of agenda were made unanimously.

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 22 November, 2002.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 08 October, 2002 (at 7:00 p.m.).

Agenda of the Meeting:

1. To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.
2. To approve agreement of accession and transfer certificate.

The above-stated questions are submitted to the Shareholders Meeting in connection with Company's policy of optimization of step-by-step accession of the most attractive oil-traders working with the Company.

Results of the Extraordinary Shareholders Meeting will be summed up on 22 November, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 22 October, 2002:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

Please fill in the bulletins. Bulletins of **shareholders-natural persons** should be signed by shareholder personally.

In the event when bulletins are signed by:

- **shareholder's representative,** then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- **representative of natural person** then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- **head of juridical person** then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 22.11.2002.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 10 December, 2002.

According to article 75 of Federal Law On Joint Stock Companies in the event that the Extraordinary Shareholders Meeting made the decision on reorganization of the Company a

shareholder that didn't take part in the voting or voted against such decision has the right to demand the redemption of all or part of shares belonging to him. The market value of shares which one to be purchased by the Company is determined by the decision of the Board of Directors on the basis of the Conclusion of independent valuer and it amounts to 52 rubles 26 kopecks per one ordinary share of JSC Sibneft. Written request to buy back the shares should be sent to the following address: Russian Federation, 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, OJSC Registrator R.O.S.T. within 45 days since the date of the decision of reorganization. The following information should be stated in the request: address (place of residence) of the shareholder, number of shares offered to buy back.

Board of Directors of JSC Sibneft

Vice President E.Y.Poltorak

Exhibit 4

Publication in the FSC Bulletin Supplement ("Vestnik") № 86, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 08 November, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.10.2002**
Code: **0800146A28102002**

According to the accounting report the value of assets:
- as for the last date of the quarter, previous to the reporting (II quarter 2002) 71.744.490 thousand roubles.
- as for the last date of the reporting quarter (III quarter 2002) 96.848.351 thousand roubles.

The value of assets increased by 25.103.861 thousand roubles for III quarter 2002.
Increasing of the value of assets by 34.99% occurred due to increase in receivables and long term investments.

Vice President	E.Y.Poltorak
Chief Accountant	E.N. Sukharkova

Exhibit 5

Publication in the FSC Bulletin Supplement ("Vestnik") № 86, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 08 November, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.10.2002**
Code: **0900146A28102002**

According to the accounting report the value of profit was:

- resulted for the first half-year period of 2002 1.393.553 thousand roubles;
- resulted for the nine-months period of 2002 4.096.576 thousand roubles.

The value of profit for III quarter 2002 amounted 2.703.023 thousand roubles.

In comparison with the value of profit for III quarter 2002 amounted 1.711.532 thousand roubles the value of profit increased by 991.491 thousand roubles for III quarter 2002. Increase in the value of profit for III quarter 2002 by 57,93% occurred due to increase in the amount of proceeds and decrease in first costs.

Vice President E.Y.Poltorak

Chief Accountant E.N.Sukharkova

File No. 82-4882

Exhibit 6

Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 11 October, 2002

File No. 82-4882

Sibneft Calls Shareholder Meeting

Moscow, October 11, 2002; Sibneft will hold an extraordinary shareholder meeting on November 22, 2002, in accordance with a decision taken by the company's board of directors on October 8.

Shareholders will be asked to approve the acquisition by Sibneft of Antarex, an oil trading firm operating on the domestic market.

The acquisition of Antarex is part of Sibneft's ongoing program to consolidate all trading operations into a unified corporate structure.

Exhibit 7

Official press-release on the fact that Sibneft Closes Oversubscribed Long-Term Loan Facility, dated 14 October, 2002

File No. 82-4882

Sibneft Closes Oversubscribed Long-Term Loan Facility

Moscow, October 14 2002; Sibneft has closed on a $510 million syndicated loan with Citibank/Schroder Salomon Smith Barney, BNP Paribas and Westdeutsche Landesbank acting as mandated arrangers. The loan, originally authorized at $450 million when launched in July, was significantly oversubscribed and increased due to strong demand from the bank market. Raiffeisen Zentralbank and Natexis Banques Populaires participated as lead arrangers.

The Sibneft transaction ranks as one of the largest credits extended to a non-state Russian corporate and the largest financing activity this year to date in Russia. The transaction's five-year tenor represents the longest term of any export financing received by a Russian oil company since the country's financial crisis in 1998.

The loan is structured in two tranches, one with a five-year tenor and the other with a tenor of three and a half years. Proceeds from the loan will be used to fund Sibneft's capital expenditures, which due to rapid growth and expansion are set to rise to approximately $800 million this year from $618.7 million in 2001.

Sibneft in March and April placed in two tranches a $400 million Eurobond, which was the largest bond issue in Russian corporate history at the time of the placement. The company in December 2001 signed an agreement for a $175 million loan arranged jointly by ING Bank and Societe Generale, which was increased to $225 million in early 2002, also in response to strong demand.

Exhibit 8

Official press-release on the fact of Joint Statement by Sibneft and Tyumen Oil Company, dated 15 October, 2002

Joint Statement by Sibneft and Tyumen Oil Company

Moscow, October 15, 2002; Sibneft and Tyumen Oil Company (TNK) have reached agreement on the exchange of shares in TNK International for ONACO assets held by Sibneft. The accord sets out the basic parameters of the deal, meeting all of the requirements set out by the interested parties.

Under the terms of the agreement, Sibneft receives an 8.6% equity stake in TNK International. Sibneft will also receive a place on the board of directors of TNK International, an option to sell its stake to current TNK shareholders, and a guaranteed level of dividends.

TNK International owns 97% of OAO TNK, 91% of ONACO, 29% of OAO Rusia Petroleum, and 78% of Lisichansknefteorgsintez (LiNOS).

Sibneft and TNK are satisfied with the rapid pace of growth at ONACO, which is directly related to its healthy production and financial situation and the system of corporate governance in place at the company.

"I am pleased with our positive relationship with Sibneft," said TNK chairman Victor Vexelberg. "This process attests to the fact that Russian companies are ready to resolve any issue related to joint operations. I am certain that this readiness to demonstrate adherence to the highest international standards of corporate governance will allow them to become full participants in the international business community."

"Our experience in working together at ONACO shows that we can carry out transparent, effective corporate policy. Today, we have entered into a new, higher level of cooperation," said Sibneft president Eugene Shvidler.

File No. 82-4882

Exhibit 9

Official press-release on the fact that Sibneft to Release 2002 First-Half Results on October 30, 2002, dated 25 October, 2002

File No. 82-4882

Sibneft to Release 2002 First-Half Results on October 30, 2002

Moscow, October 25, 2002; Sibneft will release consolidated US GAAP financial statements for the first half of 2002 on Wednesday, October 30, 2002. A press release on the results and the financial statements will be posted on the Sibneft website and distributed to subscribers of the Sibneft *Newsline*.

Exhibit 10

Official press-release on the fact that Sibneft Appoints New Head of International Media Relations, dated 25 October, 2002

File No. 82-4882

Sibneft Appoints New Head of International Media Relations

Moscow, October 25, 2002; Sibneft has appointed John A. Mann II as its new Head of International Media Relations. John previously worked as vice president and client service director of The Willard Group/Burson-Marsteller, the CIS affiliate of the international public relations consulting group.

A native of Washington, DC, John studied political science and Soviet foreign policy at Harvard University. He has been working in public relations/public affairs in the former Soviet Union for over seven years.

From 1995, John served as information services director and country manager for the U.S. Kazakhstan Council, a trade promotion organization, relocating permanently to Almaty (Kazakhstan) in 1996. He followed that with nearly three years as managing director of Almaty-based public relations agency Golden Eagle Services, before moving to Moscow in 2001.

"We are pleased to welcome John to our team," said Sibneft president Eugene Shvidler. "John's extensive public relations experience will greatly contribute to our efforts to communicate with a broader international audience."

File No. 82-4882

Exhibit 11

Official press-release on the fact that Sibneft Reports First-Half 2002 Financial Results, dated 30 October, 2002

Sibneft Reports First-Half 2002 Financial Results

Moscow, October 30, 2002; Sibneft today reported a 19% increase in revenues in the first half of 2002, to $1.984 billion from $1.663 billion for the same period of 2001, in consolidated un-audited US GAAP financial statements.

Earnings before interest, tax, depreciation and amortization (EBITDA) for the half-year were $786.1 million, compared to $870.5 million in the first half of 2001. Net income over the period totaled $457.5 million, compared to $615.8 million last year.

Lower first half profits, despite higher revenues, were the result of an increase in taxes on natural resource production, amortization, and export duties. Sibneft's per-ton revenue, EBITDA, and profit exceeded those reported by other Russian oil majors.

Sibneft continued to show impressive growth during the first six months of the year, boosting crude oil production by 28.3% year-on-year, the highest rate of any oil company in Russia. Sibneft rose to become Russia's fifth largest oil producer. Upstream acquisitions during the first half included the purchase of a 59% interest in Meretoyahaneftegas.

Sibneft boosted its downstream position by initiating substantive deliveries to the Moscow Refinery, in which it purchased a 37% equity stake late last year. In addition, the company launched an aggressive program to expand its retail network in central Russia.

"Sibneft is maintaining its position as an industry leader in a whole range of indices," said Sibneft president Eugene Shvidler. "We continue to forge ahead with our strategy of achieving rapid production growth, opening up new markets, and making both upstream and downstream acquisitions."